SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           September 30, 1999
                          ----------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                 Commission File Number ______________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Pocahontas Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Pocahontas Bancorp, Inc.
                                203 West Broadway
                           Pocahontas, Arkansas 72455


POCAHONTAS FEDERAL SAVINGS AND LOAN ASSOCIATION
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                               1999                                           1998
                                            ---------------------------------------    ---------------------------------------------

                                              Allocated    Unallocated       Total        Allocated      Unallocated        Total
ASSETS

INVESTMENTS AT, FAIR VALUE:
  Cash                                      $ 269,305                    $ 269,305      $ 120,869                        $ 120,869
  Pocahontas Bancorp, Inc., common stock    1,961,965    $ 1,542,356     3,504,321      2,532,986     $ 2,550,944        5,083,930
  Merrill Lynch Basic Value Fund              306,300                      306,300        189,192                          189,192
  Merrill Lynch Capital Fund                  193,823                      193,823        112,846                          112,846
  Merrill Lynch Growth Fund                   142,521                      142,521        103,712                          103,712
  Merrill Lynch Fundamental Growth             36,664                       36,664
  Oppenheimer Main Street Fund                127,496                      127,496        119,186                          119,186
  Templeton Foreign Fund                                                                      233                              233
  Union Planters common                         4,931                        4,931
  Participant Loans                            77,001                       77,001        102,836                          102,836
                                              -------          -----       -------       --------           -----          -------

            Total investments               3,120,006      1,542,356     4,662,362      3,281,860       2,550,944        5,832,804

RECEIVABLES:
  Employer contributions                       65,852                       65,852        137,967                          137,967
  Employee salary deferrals                     4,281                        4,281          5,901                            5,901
  Loan payments                                 6,730                        6,730          3,597                            3,597
                                               ------            ---        ------         ------           -----            -----

            Total receivables                  76,863                       76,863        147,465                          147,465
                                              -------            ---       -------       --------           -----          -------

            Total assets                    3,196,869      1,542,356     4,739,225      3,429,325       2,550,944        5,980,269
                                           ----------     ----------    ----------     ----------      ----------        ---------

LIABILITIES

Loan payable                                               2,443,525     2,443,525                      2,856,600        2,856,600
Excess contribution payable                                  134,411       134,411
Accrued interest payable                                      71,409        71,409                         77,366           77,366
Loan fees payable                                 319                          319            600                              600
                                                 ----            ---          ----           ----           -----              ---

            Total liabilities                     319      2,649,345     2,649,664            600       2,933,966        2,934,566
                                                 ----     ----------    ----------           ----      ----------        ---------

NET ASSETS AVAILABLE
  FOR BENEFITS                            $ 3,196,550  $ (1,106,989)   $ 2,089,561    $ 3,428,725      $ (383,022)     $ 3,045,703
                                         ============  =============   ===========   ============    ============      ===========


See notes to financial statements.


POCAHONTAS FEDERAL SAVINGS AND LOAN ASSOCIATION
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN ASSETS AVAIALBLE FOR BENEFITS
YEAR ENEDED SEPTEMBER 30, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                    1999                                       1998
                                                    --------------------------------------     -------------------------------------
                                                    Allocated     Unallocated     Total        Allocated    Unallocated      Total

ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:

  Interest and dividends                            $ 157,729      $ 31,359     $ 189,088     $ 150,499                   $ 150,499
  Employee contributions                               96,507                      96,507        85,664                      85,664
  Employer cash contributions                         204,865       260,730       465,595       137,968     $ 104,650       242,618
  Allocation of 41,307 and 10,465 shares of
    common stock of Pocahontas Bancorp, Inc.,
    at market at September 30, 1999 and 1998,
    respectively                                      260,730                     260,730       345,345                     345,345
  Transfer from 401(k) Savings
    and Profit Sharing Plan                                                                   1,339,423                   1,339,423
  Transfer from ESOP                                                                          1,428,672       240,695     1,669,367
                                                        -----         -----         -----    ----------      --------     ---------
            Total additions                           719,831       292,089     1,011,920     3,487,571       345,345     3,832,916

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
  Net (appreciation) depreciation in fair value
    of investments                                    785,177       640,204     1,425,381       (10,745)      305,656       294,911
  Allocation of 41,307 and 10,465 shares of
    common stock of Pocahontas Bancorp, Inc.,
    at market at September 30, 1999 and 1998,
    respectively                                                    260,730       260,730                     345,345       345,345
  Interest expense                                                  115,122       115,122         3,364        77,366        80,730
  Distributions to participants                       165,976                     165,976        65,927                      65,927
  Administrative expenses                                 853                         853           300                         300
                                                         ----                        ----          ----            --           ---
            Total deductions                          952,006     1,016,056     1,968,062        58,846       728,367       787,213
                                                     --------    ----------    ----------       -------      --------       -------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                      (232,175)     (723,967)     (956,142)    3,428,725      (383,022)     3,045,703

NET ASSETS, BEGINNING OF YEAR                       3,428,725      (383,022)    3,045,703             0             0              0
                                                   ----------      ---------   ----------            --            --             --

NET ASSETS, END OF YEAR                            $3,196,550   $(1,106,989)  $ 2,089,561    $3,428,725     $(383,022)    $3,045,703
                                                  ===========  ============  ============   ===========   ===========     ==========




See notes to financial statements.

POCAHONTAS FEDERAL SAVINGS AND LOAN ASSOCIATION
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------
1.    DESCRIPTION OF THE PLAN

      The following brief description of the Pocahontas Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a qualified employee stock ownership plan with a salary reduction feature. Pocahontas Federal Savings and Loan Association (the "Employer") formed the Plan by combining its existing 401(k) plan, which had been effective since January 1, 1986, and its Employee Stock Ownership Plan ("ESOP"), which had been effective since October 1, 1993. The Company accomplished the combination of the existing plans through a combination and restatement, with neither the 401(k) nor the ESOP being the surviving plan, effectively creating a new plan with an effective date of October 1, 1997. The Plan covers substantially all employees of the Employer. Pocahontas Federal Savings and Loan Association is 100% owned by Pocahontas Bancorp, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Contributions - Each eligible participant may, but shall not be required to, enter into an elective deferral agreement with the employer under which the participant agrees to reduce his cash compensation by a specified percentage, up to a maximum of 15%, and contribute such amounts to the Plan. The amount of any matching contributions, qualified matching contributions, discretionary contributions, qualifying non-elective contributions, and ESOP contributions for each plan year will be made at the sole discretion of the Board of Directors.

      Participation - Employees are generally eligible to participate in the Plan after completing one year of service. Only participants at least 21 years of age, who complete at least 1,000 hours of service during the Plan year, and are employed on the last day of the Plan year are eligible to share in the Employer's discretionary contribution for the year. An employee may decline to participate in the Plan. For purposes of participation in any election deferral contributions completion of one hour of service is required.

      Participant Accounts - Each participant's account is credited with an allocation of (a) the Employer's discretionary and ESOP contributions, (b) eligible forfeitures of terminated participants' nonvested accounts, (c) and earnings of the Plan for the year. Allocations are based on participant wages as defined in the Plan agreement. The benefit to which a participant is entitled, subject to vesting, is the benefit that can be provided from the participant's account.

      Participant Loans - Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
      (to) the  Participant  Loan  fund.  Loan  terms  shall not exceed 5 years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably not less than quarterly through payroll deductions.

      Plan Borrowings - The Plan purchased Company stock using the proceeds of borrowings from the Company. The Plan's debt is collateralized by the stock. A trustee holds such stock in a suspense account in a trust established under the Plan. As the Plan makes payments of principal and interest, shares are released into a suspense account to be allocated to eligible employees' accounts at the end of the Plan year, in accordance with the Plan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

            (a) the accounts of employees with rights in allocated stock ("Allocated") and

            (b)   stock not yet allocated to employees ("Unallocated").

      Vesting - Vesting of accounts is based upon years of service as defined in the Plan agreement. A participant becomes fully vested after five years of credited service.

      Voting and Dividend Rights - No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

      Termination of the Plan - The Employer reserves the right to amend or terminate the Plan agreement at any time by action of the Board of Directors. Upon full or partial termination of the Plan, participants' accounts will become 100% vested and all unallocated shares will be allocated to the accounts of all participants in accordance with the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuations and Income Recognition - Investments are stated at fair value as determined from quoted market prices. The investment in shares of the Company's common stock is stated at fair value and is based on the closing price in an active market as of the last trading day of the year.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENT PROGRAMS

      Upon enrollment, each participant shall direct that his elective contribution be invested in one or more of the following investment options. Investment direction may be revised by a participant quarterly. All ESOP contributions are invested in Company stock.

      Merrill Lynch Funds:

             Basic Value Fund - This fund's main goal is growth of capital by investing in common stocks of U.S. companies that are believed to be undervalued in relation to their price.

             Capital Fund - This fund seeks to achieve the highest total investment return consistent with prudent rise through a fully managed investment policy utilizing equity, debt (including money market), and convertible securities.

             Growth Fund - This fund's main goal is long-term growth of capital. The fund purchases primarily common stocks of U.S. companies that have shown above average rates of growth earnings over the long-term. The fund may invest up to 10% of its total assets in securities issued by foreign companies.

             Fundamental  Growth  Fund - The  fund  seeks  long-term  growth  of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

      Oppenheimer Main Street Fund - This fund's objective is to seek total return, which includes current income and capital appreciation in value of its shares, from equity and debt securities.

      Templeton Foreign Fund - This fund invests primarily in stocks and debt securities of companies and governments outside the United States.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.    ADMINISTRATION OF PLAN ASSETS

      The Plan's assets, which consist principally of Company common stock and mutual funds, are held by the Company's trustee, Merrill Lynch. The Company administers the payment of principal and interest on the loan and makes distributions to participants.

      Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.    INVESTMENTS

      Included in the September 30, 1999 and 1998, investment portfolio are the following investments representing more than 5% of net assets available for benefits:


                                                                   1999
                           ------------------------------------------------------------------------------------
                           Pocahontas Bancorp, Inc.             Merril Lynch               Merril Lynch
                                 Common Stock                 Basic Value Fund             Capital Fund
                           ------------------------------------------------------------------------------------
                           Allocated     Unallocated     Allocated    Unallocated     Allocated   Unallocated

Number of Shares             324,956         244,353         8,125                        5,980

Cost of Plan shares      $ 3,235,973     $ 2,443,525     $ 306,300                    $ 193,823



                                                                            1998
                                           -------------------------------------------------------------------
                                             Pocahontas Bancorp, Inc.                 Merril Lynch
                                                   Common Stock                     Basic Value Fund
                                           -------------------------------------------------------------------
                                           Allocated        Unallocated        Allocated       Unallocated

Number of Shares                             283,649            285,660            5,578

Cost of Plan shares                       $2,430,000         $2,856,600         $207,950




7.    LOAN PAYABLE

      The Plan has entered into a loan agreement at 6.5% interest maturing December 31, 2017, with the Company, the proceeds of which were used to purchase Company stock. The loan is collateralized by all unallocated shares of the Plan. The repayment schedule for principal is as follows as of September 30, 1999:


Year ended September 30:
  2000                                          $ 142,830
  2001                                            142,830
  2002                                            142,830
  2003                                            142,830
  2004                                            142,830
  Thereafter                                    1,729,375
                                              -----------
TOTAL                                          $2,443,525
                                              ===========

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    POCAHONTAS FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN




Date:    June 26, 2000                     By: /s/ James A. Edington
                                            Name:  James A. Edington
                                            Title: President and Chief Executive
                                                     Officer